SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Announcement” dated on October 9, 2009.

October 9, 2009 (01 page)

For further information, please contact:

Norair Carmo Ferreira
Telesp, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

SUBJECT: PUBLIC TENDER OFFER FOR ACQUISITION OF GVT (HOLDING) S.A. SHARES

(São Paulo, Brazil – October 09, 2009) Telecomunicações de São Paulo S.A. –TELESP (NYSE: TSP; BOVESPA: TLPP) announces to GVT (Holding) S. A. shareholders and market in general that, due to the public tender offer launched by Telecomunicações de São Paulo S.A. – Telesp to acquire up to 100% of GVT (Holding) S.A. shares, in accordance to the Official Note published on October 8, 2009 (“Offer”), Telesp presented to Agência Nacional de Telecomunicações – ANATEL on the same date, the requirement for previous approval to implement the transfer of acquired shares as a result of the offer.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	October 9, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director